ACT Investment Adv. Act of 1940
SECTION 206
RULE 206(4)-3
PUBLIC AVAILABILITY 9/24/2004

PUBLIC

RECD S.E.C.
SEP 24 2004
1086

September 24, 2004
Our Ref. No. 2004712169
Deutsche Bank Securities Inc.
File Nos. 8-17822; 801-9638

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

We would not recommend enforcement action to the Commission under Section 206(4) of the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-3 thereunder if any investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act pays to Deutsche Bank Securities Inc. (the "Settling Firm"), a registered broker-dealer and investment adviser, or any of the Settling Firm's associated persons, as defined in Section 202(a)(17) of the Advisers Act, a cash fee, directly or indirectly, for the solicitation of advisory clients in accordance with Rule 206(4)-3,[1] notwithstanding a judgment of injunction from the United States District Court for the Southern District of New York (the "Final Judgment") that otherwise would preclude such an investment adviser from paying the Settling Firm a solicitation fee.[2]

Our position is based on the facts and representations in your letter dated September 23, 2004, particularly the Settling Firm's representations that:

(1) it will conduct any cash solicitation arrangement entered into with any investment adviser required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3 except for the investment adviser's payment of cash solicitation fees to the Settling Firm, which is subject to the Final Judgment;

(2) the Final Judgment does not bar or suspend the Settling Firm or any person currently associated with the Settling Firm from acting in any capacity under the federal securities laws;[3]

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1 Rule 206(4)-3 prohibits any investment adviser that is required to be registered under the Advisers Act from paying a cash fee, directly or indirectly, to any solicitor with respect to solicitation activities if, among other things, the solicitor is subject to an order, judgment or decree that is described in Section 203(e)(4) of the Advisers Act.

2 *Securities and Exchange Commission v. Deutsche Bank Securities Inc.*, 04 CV 06909 (S.D.N.Y. Sept. 24, 2004).

PROCESSED
OCT 05 2004
THOMSON FINANCIAL

3 Section 9(a) of the Investment Company Act of 1940 (the "Company Act") provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser of any investment company registered under the Company Act or a principal underwriter for any registered open-end investment company if that person, by reason of any misconduct, is permanently or temporarily enjoined from acting, among other things, as an underwriter, broker, dealer or investment adviser, or from engaging in or continuing any conduct or practice in connection with any such activity, or in connection with the purchase or sale of any security.

(continued...)

PROCESSED
OCT 05 2004
THOMSON FINANCIAL
58656

J:\OCC\206(4)-3 and Global Settlement\Deutsche Bank NAL Final.doc

(3) it will comply with the terms of the Final Judgment, including, but not limited to, the payment of disgorgement, pre-judgment interest, civil or administrative penalties and fines; and

(4) for ten years from the date of the entry of the Final Judgment, the Settling Firm or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Final Judgment in a written document that is delivered to each person whom the Settling Firm solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within 5 business days after entering into the contract.

This position applies only to the Final Judgment and not to any other basis for disqualification under Rule 206(4)-3 that may exist or arise with respect to the Settling Firm or any of its associated persons.

Eric S. Purple
Senior Counsel

The entry of the Final Judgment, absent the issuance of an order by the Commission pursuant to section 9(c) of the Company Act exempting the Settling Firm from section 9(a) of the Company Act, would prohibit the Settling Firm from, among other things, acting as an investment adviser to any registered investment company. You state that, pursuant to section 9(c) of the Company Act, the Settling Firm and certain affiliates submitted an application to the Commission requesting (i) an order of temporary exemption from section 9(a) of the Company Act and (ii) a permanent order exempting the Settling Firm and certain affiliates from the provisions of section 9(a) of the Company Act.

On September 24, 2004, the Commission issued an order granting the Settling Firm and certain affiliates a temporary exemption from section 9(a) of the Company Act pursuant to section 9(c) of the Company Act, with respect to the Final Judgment, until the date the Commission takes final action on the application for a permanent order. *In re Deutsche Investment Management Americas, Inc., et. al*, SEC Rel. No. IC-26620 (Sept. 24, 2004) ("Release"). In the Release, the Commission also issued a notice of the application for a permanent order exempting the Settling Firm and certain affiliates from section 9(a) of the Company Act, indicating that an order granting the application would be issued unless the Commission orders a hearing. As a result, the Final Judgment does not bar or suspend the Settling Firm or any person currently associated with the Settling Firm from acting in any capacity under the federal securities laws.

FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP

One New York Plaza
New York, NY 10004-1980
Tel: 212.859.8000
Fax: 212.859.4000
www.friedfrank.com

Direct Line: 212.859.8558
Fax: 212-859-8587
forbeje@friedfrank.com

September 23, 2004

BY FACSIMILE AND COURIER

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0506
Washington, D.C. 20549

Re: ***Deutsche Bank Securities Inc. (HO-9479)***

Dear Mr. Scheidt:

We submit this letter on behalf of our client, Deutsche Bank Securities Inc. (Broker-Dealer # 2525 and Investment Adviser # 801-9638) ("DBSI"), in connection with a settlement agreement (the "Settlement") arising out of a joint investigation by the Securities and Exchange Commission (the "Commission"), the New York Stock Exchange, Inc. (the "NYSE") and the NASD Regulation, Inc. (the "NASDR") into research analyst conflicts of interest at DBSI and several other large investment banking firms.

DBSI, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), seeks the assurance of the staff of the Division of Investment Management ("Staff") that it would not recommend any enforcement action to the Commission under Section 206(4) of the Advisers Act, or Rule 206(4)-3 thereunder (the "Rule"), if an investment adviser pays DBSI, or any of its associated persons, a cash payment for the solicitation of advisory clients, notwithstanding the existence of the Final Judgment (as defined below) of a court of competent jurisdiction as described below. While the Final Judgment in question does not operate to prohibit or suspend DBSI or any of its associated persons from acting as or being associated with an investment adviser and does not relate to solicitation activities on behalf of investment advisers, it may affect the ability of DBSI and its associated persons to receive such payments. The Staff in many other instances has granted no-action relief under the Rule in similar circumstances.

BACKGROUND

The Commission, the NYSE and the NASDR agreed in August 2004 to a settlement in connection with a joint investigation into research analyst conflicts of interest at DBSI and several other large investment banking firms. The Commission filed a complaint (the "Complaint") against DBSI in the United States District Court for the Southern District of New York (the "District Court") in a civil action captioned Securities and Exchange Commission v. Deutsche Bank Securities, Inc. DBSI executed a consent and undertaking (the "Consent") in which DBSI neither admitted nor denied any of the allegations in the Complaint, except as to jurisdiction, but consented to the entry of a final judgment against DBSI by the District Court (the "Final Judgment"). The Final Judgment, among other things, will enjoin DBSI, directly or through its officers, directors, agents and employees, from violating Section 17(b) of the Securities Act of 1933 (the "Securities Act"), Section 17(b) of the Securities Exchange Act of 1934 ("Exchange Act"),[1] NASD Rules 2110, 2210, and 3010 and NYSE Rules 342, 401, 472, and 476. Additionally, the Final Judgment will order DBSI to make payments of: (i) $50 million, which will be offset in the amount of $25 million that will be paid by DBSI pursuant to its agreements with state regulators in related proceedings; (ii) $25 million to fund the provision of independent research to investors; (iii) $5 million to promote investor education; and (iv) $7.5 million in connection with allegations concerning Section 17(b) of the Exchange Act.

EFFECT OF RULE 206(4)-3

The Rule prohibits an investment adviser from paying a cash fee to any solicitor that has been temporarily or permanently enjoined by an order, judgment or decree of a court of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security. Entry of the Final Judgment could cause DBSI to be disqualified under the Rule, and accordingly, absent no-action relief, DBSI may be unable to receive cash payments for the solicitation of advisory clients.

DISCUSSION

In the release adopting the Rule, the Commission stated that it "would entertain, and be prepared to grant in appropriate circumstances, requests for permission to engage as a

[1] The Section 17(b) of the Exchange Act violation relates to an allegation that DBSI failed to timely produce e-mail that the Commission had sought to examine during its investigation of DBSI's research and investment banking practices.

solicitor a person subject to a statutory bar."[2] We respectfully submit that the circumstances present in this case are precisely the sort that warrant a grant of no-action relief.

The Rule's proposing and adopting releases explain the Commission's purpose in including the disqualification provisions in the Rule. The purpose was to prevent an investment adviser from hiring as a solicitor a person whom the adviser was not permitted to hire as an employee, thus doing indirectly what the adviser could not do directly. In the proposing release, the Commission stated that:

> [b]ecause it would be inappropriate for an investment adviser to be permitted to employ indirectly, as a solicitor, someone whom it might not be able to hire as an employee, the Rule prohibits payment of a referral fee to someone who . . . has engaged in any of the conduct set forth in Section 203(e) of the [Advisers] Act . . . and therefore could be the subject of a Commission order barring or suspending the right of such person to be associated with an investment adviser.[3]

The Final Judgment does not bar, suspend, or limit DBSI or any person currently associated with DBSI from acting in any capacity under the federal securities laws.[4] DBSI has not been sanctioned for activities as an investment adviser or its solicitation of advisory clients.[5] Accordingly, consistent with the Commission's reasoning, there does not appear to be any reason to prohibit an adviser from paying DBSI or its associated persons for engaging in solicitation activities under the Rule.

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2 *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 688 (July 12, 1979), 17 S.E.C. Docket (CCH) 1293, 1295, at note 10.

3 *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 615 (Feb. 2, 1978), 14 S.E.C. Docket (CCH) 89, 91.

4 Under Section 9(a) of the Investment Company Act of 1940 (the "Act"), DBSI and its affiliated persons will, as a result of the Final Judgment, be prohibited from serving or acting as, among other things, an investment adviser or depositor of any registered investment company or principal underwriter for any registered open-end investment company or registered unit investment trust. DBSI and certain affiliated persons have filed an application under Section 9(c) of the Act requesting the Commission to issue both temporary and permanent orders exempting them from the restrictions of Section 9(a). DBSI and such affiliated persons believe that they meet the standards for exemptive relief under Section 9(c), and they expect that the Commission will issue a temporary order prior to or simultaneous with the entry of the Final Judgment, and a permanent order in due course thereafter. In no event will DBSI or any of its affiliated persons act in any capacity in violation of Section 9(a) as a result of the entry of the Final Judgment.

5 DBSI additionally notes that it has not violated, or aided and abetted another person in violation of, the Rule, nor have individuals performing solicitation activities been personally disqualified under the Rule.

The Staff previously has granted numerous requests for no-action relief from the disqualification provisions of the Rule to individuals and entities found by the Commission to have violated a wide range of federal securities laws and rules thereunder or permanently enjoined by courts of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security,[6] and has granted requests for no-action relief to the other large investment banking firms that were the subject of the joint investigation into research analyst conflicts of interest.[7]

6 *See, e.g.*, Prime Advisors, Inc., SEC No-Action Letter (pub. avail. Nov. 8, 2001); Legg Mason Wood Walker, Inc., SEC No-Action Letter (pub. avail. June 11, 2001); Dreyfus Corp., SEC No-Action Letter (pub. avail. March 9, 2001); Prudential Securities Inc., SEC No-Action Letter (pub. avail. Feb. 7, 2001); Tucker Anthony Inc., SEC No-Action Letter (pub. avail. Dec. 21, 2000); J.B. Hanauer & Co., SEC No-Action Letter (pub. avail. Dec. 12, 2000); Founders Asset Management LLC, SEC No-Action Letter (pub. avail. Nov. 8, 2000); Credit Suisse First Boston Corp., SEC No-Action Letter (pub. avail. Aug. 24, 2000); Janney Montgomery Scott LLC, SEC No-Action Letter (pub. avail. July 18, 2000); Aeltus Investment Management, Inc., SEC No-Action Letter (pub. avail. July 17, 2000); William R. Hough & Co., SEC No-Action Letter (pub. avail. Apr. 13, 2000); In the Matter of Certain Municipal Bond Refundings, SEC No-Action Letter (pub. avail. Apr. 13, 2000); In the Matter of Certain Market Making Activities on Nasdaq, SEC No-Action Letter (pub. avail. Jan. 11, 1999); Paine Webber, Inc., SEC No-Action Letter (pub. avail. Dec. 22, 1998); NationsBanc Investments, Inc., SEC No-Action Letter (pub. avail. May 6, 1998); Morgan Keegan & Co., Inc., SEC No-Action Letter (pub. avail. Jan. 9, 1998); Merrill Lynch, Pierce, Fenner & Smith, Inc., SEC No-Action Letter (pub. avail. Aug. 7, 1997); Gruntal & Co., SEC No-Action Letter (pub. avail. July 17, 1996); Carnegie Asset Management, SEC No-Action Letter (pub. avail. July 11, 1994); Salomon Brothers Inc., SEC No-Action Letter (pub. avail. Jan. 26, 1994); BT Securities Corporation, SEC No-Action Letter (pub. avail. Mar. 30, 1992); Kidder Peabody & Co. Inc., SEC No-Action Letter (Oct. 11, 1990); First City Capital Corp., SEC No-Action Letter (pub. avail. Feb. 9, 1990); RNC Capital Management Co., SEC No-Action Letter (pub. avail. Feb. 7, 1989); and Stein Roe & Farnham, Inc., SEC No-Action Letter (pub. avail. Aug. 25, 1988). *See, e.g.*, Bear, Stearns & Co. Inc., SEC No-Action Letter (pub. Avail. Oct. 31, 2003); Goldman, Sachs & Co., SEC No-Action Letter (pub. avail. Oct. 31, 2003); and Merrill Lynch, Pierce, Fenner & Smith Inc., SEC No-Action Letter (pub. avail. Oct. 31, 2003).

7 *See, e.g.*, Bear, Stearns & Co. Inc., SEC No-Action Letter (pub. Avail. Oct. 31, 2003); Goldman, Sachs & Co., SEC No-Action Letter (pub. avail. Oct. 31, 2003); and Merrill Lynch, Pierce, Fenner & Smith Inc., SEC No-Action Letter (pub. avail. Oct. 31, 2003).